UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Form 11-K


(   X   ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 1998


(        ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from   ____________   to  ____________


              Commission File Number:  0-12358


        CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
                    (Full title of the plan)



                  CCB FINANCIAL CORPORATION
         (Exact name of issuer as specified in charter)


      111 Corcoran Street, P. O. Box 931, Durham, NC 27702
           (Address of principal executive offices)

Item 1.  Financial Statements

	Audited statements of net assets available for plan benefits as of December 31, 1998 and 1997 and the related audited statements of changes in net assets available for plan benefits for each of the years then ended are filed herein.

Item 2.  Exhibits

	The consent of the Plan's independent auditors to incorporation by reference of the financial statements is included as Exhibit 23.

CCB FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN


Financial Statements and Schedules

December 31, 1998 and 1997


(With Independent Auditors' Report Thereon)

Independent Auditors' Report



The Retirement Committee
CCB Financial Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the CCB Financial Corporation Retirement Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 30, 1999                                         	/s/ KPMG LLP

CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits with
Fund Information

December 31, 1998


                                      				1998
                                              				Money
                              		Bond    	 Stoc	   Market
                              		Fund     	Fund	     Fund

Assets:
Cash	                     $        -          	-         	-
Investments:
 Money market funds               	-          	-  	2,731,494
 Mutual funds:
  CCB Bond Fund           	6,437,416          	-         	-
  Dodge and Cox Balanced
   Fund                           	-          	-         	-
  Vanguard Index 500 Fund         	-  	8,907,236         	-
  Managers Special
   Equity Fund	                    -     645,056         	-
  Janus Worldwide Fund	            -    	917,370         	-
 Common stock of CCB
  Financial Corporation           	-          	-         	-

    Total investments     	6,437,416 	10,469,662 	2,731,494

Accrued interest and
 dividends receivable	            -          	-         	-
Employee contributions
 receivable                  	6,944 	    44,168     	7,041
Employer contributions
 receivable	                  2,880     	17,017     	2,637

Net assets available
 for plan benefits	      $6,447,240 	10,530,847 	2,741,172



Statements of Net Assets Available for Plan Benefits with
Fund Information, continued

December 31, 1998




	                              Balanced    CCBF Stock
                                  Fund      	Fund        	Total

Assets:
Cash	                                -      456,681    	456,681
Investments:
 Money market funds                 	-      318,817  	3,050,311
 Mutual funds:
  CCB Bond Fund                      -            -   6,437,416
  Dodge and Cox
   Balanced Fund	            3,263,051            -  	3,263,051
  Vanguard Index 500 Fund	           -            -  	8,907,236
  Managers Special Equity Fund       -           	-    	645,056
  Janus Worldwide Fund	              -            -    	917,370
 Common stock of CCB
  Financial Corporation          	   -   56,198,523 	56,198,523

    Total investments	       3,263,051    56,517,340  79,418,963

Accrued interest and
 dividends receivable	               -       262,451    	262,451
Employee contributions
 receivable	                    20,850        87,908    	166,911
Employer contributions
 receivable	                     7,687     1,257,385  	1,287,606

Net assets available
 for plan benefits	          3,291,588    58,581,765 	81,592,612



See accompanying notes to financial statements.



CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN


Statements of Net Assets Available for Plan Benefits with
Fund Information, continued

December 31, 1997


			                                             1997
                                                  			Money
                               	Bond     	 Stock	   Market
	                               Fund	      Fund	      Fund

Assets:

Investments:
 Money market funds              	-         	- 	2,363,679
 Mutual funds:
   CCB Bond Fund	         6,712,038         	-         	-
   Dodge and Cox
    Balanced Fund	                -         	-         	-
   Vanguard Index 500 Fund       	-  6,459,528 	        -
   Managers Special
    Equity Fund                  	-   	368,018         	-
   Janus Worldwide Fund	          -   	496,252         	-
 Common stock of CCB
  Financial Corporation          	-         	-         	-

     Total investments   	6,712,038 	7,323,798 	2,363,679

Accrued interest and
 dividends receivable	            -         	-         	-
Employee contributions
 receivable	                  6,866    	28,410     	5,349
Employer contributions
 receivable	                  2,951    	11,162     	2,167

Net assets available
 for plan benefits        	6,721,855 	7,363,370 	2,371,195



Statements of Net Assets Available for Plan Benefits with
Fund Information, continued

December 31, 1997


                            	Balanced    CCBF Stock
	                               Fund	       Fund          Total

Assets:

Investments:
 Money market funds            	   -        387,041  	2,750,720
 Mutual funds:
   CCB Bond Fund	                  -              -  	6,712,038
   Dodge and Cox Balanced
    Fund                   2,553,230             	-  	2,553,230
   Vanguard Index 500 Fund         -             	-  	6,459,528
   Managers Special
    Equity Fund	                   -              -    	368,018
   Janus Worldwide Fund            -              -    	496,252
 Common stock of CCB
  Financial Corporation            -     	54,201,070 	54,201,070

     Total investments	    2,553,230      54,588,111 	73,540,856

Accrued interest and
 dividends receivable	             -         200,730	    200,730
Employee contributions
 receivable                   18,089          72,758     131,472
Employer contributions
 receivable                    7,516        	943,988    	967,784

Net assets available
 for plan benefits	         2,578,835     55,805,587 	74,840,842


See accompanying notes to financial statements.


CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan
Benefits with Fund Information

For the year ending December 31, 1998



                                            			1998
                                                  			Money
                             	Bond      	Stock	      Market
	                             Fund	       Fund	       Fund

Additions to net assets
 attributed to:
  Investment income:
   Net appreciation
   (depreciation) in fair
    value of investments	  $65,854   	1,907,390         	-
   Interest	               416,344           	-   	118,070
   Dividends	                    -     	138,216         	-
  Contributions:
  Employer, net of
   forfeitures             	72,365     	413,867    	74,493
  Employees                230,118   	1,162,137   	247,973
  Funds transferred      	(275,085)     	63,453   	765,656

        Total additions   	509,596   	3,685,063 	1,206,192

Deductions from net assets
 attributed to:
  Plan benefits paid     	(784,211)   	(517,586) 	(836,215)

Net increase (decrease)
 in net assets           	(274,615)  	3,167,477 	  369,977

Net assets available for
 plan benefits:
  Beginning of year	      6,721,855  	7,363,370 	2,371,195

  End of year	           $6,447,240 	10,530,847 	2,741,172


Statements of Changes in Net Assets Available for Plan
Benefits with Fund Information, continued

For the year ending December 31, 1998


                                                 	CCBF
                                  Balanced     	 Stock
	                                     Fund      	 Fund     Total

Additions to net assets
 attributed to:
  Investment income:
   Net appreciation
   (depreciation) in fair
    value of investments	         (91,398)  3,418,036   	5,299,882
   Interest	                            -      18,866     	553,280
   Dividends	                      271,800  1,125,954   	1,535,970
  Contributions:
  Employer, net of
   forfeitures	                    204,163  2,137,606   	2,902,494
  Employees	                       533,630  2,733,695   	4,907,553
  Funds transferred              	 (16,263)  (537,761)          	-

        Total additions	           901,932  8,896,396  	15,199,179

Deductions from net assets
 attributed to:
  Plan benefits paid             	(189,179)(6,120,218) 	(8,447,409)

Net increase (decrease)
 in net assets                      712,753 	2,776,178  	6,751,770

Net assets available for
 plan benefits:
  Beginning of year              	2,578,835 55,805,587 	74,840,842

  End of year	                    3,291,588 58,581,765 	81,592,612


See accompanying notes to financial statements.




CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan
Benefits with Fund Information

For the year ending December 31, 1997

                                              			1997
                                                  			Money
			                            Bond       Stock     Market
	                              Fund	     	Fund	      Fund
Additions to net assets
 attributed to:
  Investment income:
   Net appreciation
    (depreciation) in fair
    value of investments	 $  242,490 	1,452,809    	66,677
   Interest                  417,638    	42,535    	71,822
   Dividends	                      -   	171,309         	-
  Contributions:
   Employer, net of
    forfeitures              	61,259   	229,544    	47,065
   Employees                	238,744   	750,118   	185,583
  Funds transferred	       2,653,200  	(158,706) 	(501,140)
    Total additions
     (deductions)	         3,613,331 	2,487,609  	(129,993)

Deductions from net assets
 attributed to:
  Plan benefits paid	       (761,528) 	(381,112) 	(548,082)

   Net increase (decrease)
    in net assets	         2,851,803 	2,106,497  	(678,075)

Net assets available for
 plan benefits:
  Beginning of year       	3,870,052 	5,256,873 	3,049,270

  End of year           	$ 6,721,855 	7,363,370 	2,371,195

Statements of Changes in Net Assets Available for Plan
Benefits with Fund Information, continued

For the year ending December 31, 1997



     	                        Balanced      CCBF Stock
	                                Fund	        Fund        Total

Additions to net assets
 attributed to:
  Investment income:
   Net appreciation
    (depreciation) in fair
    value of investments	      (811,596)   20,254,356 	21,204,736
   Interest                     	11,632         7,870    	551,497
   Dividends	                   327,322       927,860  	1,426,491
  Contributions:
   Employer, net of
    forfeitures	                530,282     1,431,276  	2,299,426
   Employees	                   583,589     1,746,841  	3,504,875
  Funds transferred	        (14,185,356)   12,192,002          	-

   Total additions
    (deductions)            (13,544,127)  	36,560,205 	28,987,025

Deductions from net assets
 attributed to:
  Plan benefits paid            (442,855)  	(2,480,091)	(4,613,668)

   Net increase (decrease)
    in net assets	           (13,986,982)    34,080,114 	24,373,357

Net assets available for
 plan benefits:
  Beginning of year          	16,565,817     21,725,473 	50,467,485

  End of year                 	2,578,835     55,805,587 	74,840,842

See accompanying notes to financial statements.




CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 1998 and 1997


1.  Description of the Plan
The CCB Financial Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by CCB Financial Corporation and subsidiaries ("CCBF") for its employees. The Plan was established effective April 1, 1983 for the purpose of promoting the future economic welfare of CCBF's employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").


2.  Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and the changes in those net assets.

Investment Valuation and Income Recognition
Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. The investment in CCBF common stock is stated at fair value based on quoted market values.

Securities transactions are recorded on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits
Benefits are recorded when paid.

Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made in order to make the 1997 presentation conform with the current year. These reclassifications had no effect on net assets available for plan benefits.

3.  Participation in the Plan
Under terms of the Plan, employees are eligible to participate in the Plan at age 21 upon completion of one year of continuous employment in which they complete at least 1,000 hours of service.


4.  Contributions
Tax deferred contributions to the Plan are made through payroll deductions by employees in amounts equal to whole percentages, from 1% to 17%, of their compensation. CCBF currently matches these contributions which are less than or equal to 6% of compensation at a rate of 50%. This rate may be increased or decreased by the Board of Directors. Participant contributions were limited to $10,000 and $9,500 per employee in 1998 and 1997, respectively.

In addition, the Board of Directors may grant profit sharing contributions to the Plan. Such contributions were made in 1998 and 1997 totaling $1,222,953 and $915,187, respectively. These contributions are invested in the CCBF Stock Fund. Profit sharing contributions are allocated proportionately based on employees' compensation among participants who completed 1,000 hours of service during the Plan year and who were employed on the last day of the Plan year, or who died, became disabled or retired during the Plan year.


5.  Vesting and Forfeitures
Participants are fully vested in their employee contributions and the related investment earnings. Participants become vested in their employer contributions in increasing percentages as years of service increase and become fully vested after six years of service. Immediate vesting occurs upon reaching normal retirement age under the Plan, early retirement age, or upon death or disability. Although it has not expressed an intent to do so, CCBF has the right to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100 percent vested in their accounts.

Upon termination of service to CCBF for reasons other than retirement, disability or death, any unvested portion of a participant's account is subject to possible forfeiture upon occurrence of one or more events specified by the Plan. Forfeitures are used to reduce subsequent contributions by CCBF.


6.  Investment Election
The Plan includes five different investment funds: Bond Fund, Stock Fund, Money Market Fund, Balanced Fund and CCBF Stock Fund. These funds contain investments in bonds, common and preferred stocks, and money market funds. Participants may elect to direct their contributions to any combination of the funds. Changes to future contributions can be made effective as of any business day. Transfers of existing account balances can be made daily to and from all funds, except the CCBF Stock Fund, which can be made four times in a calendar year. However, transfers from the CCBF Stock Fund derived from profit sharing contributions are prohibited.


7.  Withdrawals and Distributions
The Plan allows hardship withdrawals of a participant's tax-deferred, voluntary contributions, rollover contributions and the vested portion of employer contributions subject to certain regulations under the Internal Revenue Code ("IRC"). Upon termination of employment, a participant may receive a lump sum distribution or may elect to leave the entire balance, if greater than $5,000, in the Plan until age 65.


8.  Determination of Participants' Account Balances
The Plan shifted to daily valuation beginning July 1, 1997.

Participants' account balances are determined as follows:
* Employee contributions and matching employer contributions are added to the participants' accounts for each type of investment fund.
*  Discretionary profit sharing contributions are added to the CCBF
Stock Fund.
* Participants' accounts are reduced by the amount of any withdrawals made.
* Earnings from each investment fund are allocated daily within that fund based upon the ratio that each participant's adjusted account balance, as defined in the Plan, bears to the total of all participants' adjusted account balances.

9.  Investments
During 1998 and 1997, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated
(depreciated) in value as follows:

                                 		1998     	1997
Common stock of CCB Financial
 Corporation	                  $3,418,036	20,254,356
CCB Bond Fund	                     65,854   	242,490
Dodge and Cox Balanced Fund	      (91,398) 	(811,596)
Janus Worldwide Fund	             123,543   	(41,016)
Managers Special Equity Fund	       6,931	     6,473
Vanguard Index 500 Fund	        1,776,916 	1,487,352
Vanguard Money Market Fund	             -	    66,677
                             		$5,299,882	21,204,736

Investments exceeding five percent of Plan assets at December 31, 1998 and 1997 are as follows:

                             			1998             			1997
                      		Units,              	Units,
                    		shares or   	Fair   	shares or    	Fair
                    		par value  	value    par value   	value
Common stock of
	CCB Financial
 Corporation	         985,939 $56,198,523	1,008,392	$54,201,070
CCB Bond Fund	        626,208  	6,437,416   659,336  	6,712,038
Vanguard Index
 500 Fund	             78,168   8,907,236    71,717  	6,459,528
Other	                      -  	7,875,788       	-    6,168,220
                           			$79,418,963         	$ 73,540,856


10.  Federal Income Taxes
The Internal Revenue Service has determined and informed CCBF by letter dated May 5, 1993 that the Plan, in form, is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is operating in compliance with applicable requirements of the IRC.


11. Related Party Transactions
The Plan's investments are held by the Trust Department of Central Carolina Bank and Trust Company ("the Bank"), a wholly-owned subsidiary of CCBF.

The Plan purchased 27,255 and 181,550 shares of common stock of CCBF at a cost of $2,731,576 and $6,296,489 in 1998 and 1997 respectively. 25,198 and 33,080 shares of CCBF common stock were sold by the Plan in 1998 and 1997, respectively for $1,702,992 and $1,316,506, respectively. The Plan also earned cash dividends on its CCBF shares of $1,125,954 and $927,860 in 1998 and 1997, respectively.

The Plan purchased 123,753 and 100,140 units of the CCB Bond Fund, a mutual fund of the Bank, at a cost of $1,267,461 and $1,004,022 during 1998 and 1997, respectively. The Plan sold 156,881 and 400,734 units of the CCB Bond Fund resulting in proceeds of $1,607,938 and $4,003,186 during 1998 and 1997, respectively.

The Plan purchased 14,956 units of 111 Corcoran Equity Fund, a mutual fund of the Bank at a cost of $245,000 during 1997. The Plan sold 3,284 units of 111 Corcoran Equity Fund resulting in proceeds of $53,000 during 1997. The 111 Corcoran Equity Fund was terminated effective April 1, 1997. The fund balance was transferred to the Vanguard Index 500 Fund.

The Plan has a depository relationship with the Bank. Administrative expenses of the Plan are paid by CCBF.


CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes

December 31, 1998


Par value,
shares	   Identity of party		                        Current
or units	  and description of assets	     Cost        value

626,208  *Central Carolina Bank and
       	  Trust,
	           CCB Bond Fund              	$6,382,447  	6,437,416

985,939	 *CCB Financial Corporation
	         Common Stock                 	20,924,268 	56,198,523

50,031   	Dodge and Cox Balanced Fund    3,361,053  	3,263,051

19,370   	Janus Worldwide Fund	            802,886    	917,370

10,537	   Managers Special Equity Fund	    636,134    	645,056

78,168	   Vanguard Index 500	            7,238,548  	8,907,236

2,731,494	Vanguard Money Market Fund    	2,731,494  	2,731,494

         	Goldman Sachs ILA Class B
318,817	  Money Market Mutual Fund	        318,817    	318,817

                                     		$42,395,647 	79,418,963

*Denotes party-in-interest



CCB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

Line 27d - Schedule of Reportable Transactions (1)

For the year ended December 31, 1998

                            	       	Aggregate    	Aggregate
Identity of party	       Aggregate 	selling price  	cost of    	Net
and description         	purchase 	or maturity	      assets  	realized
of asset                	price (2) 	proceeds (2)  	sold (2) 	gain (loss)
CCB Financial Corporation
  Common Stock          	$2,731,576 	1,702,992    	1,668,817 	34,175
Goldman Sachs ILA
  Class B Money
  Market Mutual Fund     	8,569,868 	8,638,092    	8,638,092 	     -



 (1) This schedule presents transactions in any security where the aggregate of such transactions in that security exceeds five percent of Plan assets at the beginning of the Plan year.
(2) All purchase and sale prices represent market value of the security on the transaction date, adjusted for brokerage commissions, if any.



                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Durham, State of North Carolina, on June 24, 1999.

                             	CCB FINANCIAL CORPORATION
                             	RETIREMENT SAVINGS PLAN
                             	(The Plan)


                             	By:  ADMINISTRATIVE COMMITTEE,
                             	CCB Financial Corporation
                             	Retirement Savings Plan
                             	(Plan Administrator)

                             	By:  JOHN J. MISTRETTA
                             	John J. Mistretta
                             	Executive Vice President
                             	CCB Financial Corporation

                             	By:  CENTRAL CAROLINA BANK AND
                            		TRUST COMPANY, Trustee

                             	By:  DONALD F. SYLVESTER
                             	Donald F. Sylvester
                             	Vice President
                             	Central Carolina Bank and
                             	Trust Company